Filed by Aixtron Aktiengesellschaft pursuant to Rule 425

under the Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Genus, Inc.

Subject Company’s Exchange Act File No.: 0-17139

Aixtron Aktiengesellschaft (“Aixtron”) made the following public disclosure in Germany, regarding the results of the extraordinary general meeting of Aixtron held in connection with the Agreement and Plan of Merger, dated as of July 1, 2004, between Aixtron and Genus, Inc. (the “Merger Agreement”), in order to approve the Charter Amendment (as defined in the Merger Agreement):

Extraordinary General Meeting of AIXTRON AG

The shareholders of AIXTRON AG, at its extraordinary general meeting held on September 30, approved with 97.27% the amendment of the articles of association providing for the elimination of the existing authorized share capital I and II and the creation of authorized share capital I in the amount of up to Euro 27,000,000.00 against contribution-in-kind excluding preemptive rights.

In addition, the shareholders approved with 98.22% the amendment of the articles of association providing for the creation of authorized share capital II in the amount of up to Euro 5,415,756.00 against cash and/or contribution-in-kind excluding preemptive rights.

Additional Information

AIXTRON entered into a definitive merger agreement with Genus, Inc. on July 1, 2004. AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +39 241 8909 444.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.